UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 3

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

Qunar Cayman Islands Limited

(Name of the Issuer)

Qunar Cayman Islands Limited

Ocean Management Limited

Ocean Management Holdings Limited

Ocean Management Merger Sub Limited

Ctrip.com International, Ltd.

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.001 per share

American Depositary Shares, each representing three Class B Ordinary Shares

(Title of Class of Securities)

74906P104

(CUSIP Number)

Qunar Cayman Islands Limited

17th Floor, Viva Plaza, Building 18, Yard 29,

Suzhou Street, Haidian District

Beijing 100080

The People’s Republic of China

+86 10 5760 3000

Ocean Management Limited

Ocean Management Holdings Limited

Ocean Management Merger Sub Limited

c/o Level 2, 133 Yuan Ming Yuan Ave

Shanghai 200002

The People’s Republic of China

Attention: Tianyi Jiang

Tel: +86 21 5321 1660

Ctrip.com International, Ltd. c/o 99 Fu Quan Road, Shanghai 200335 The People’s Republic of China Attention: Xiaofan Wang, Chief Financial Officer Tel: +86 21 3406 4880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David T. Zhang, Esq. Jesse Sheley, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road, Central Hong Kong Tel: +852 3761 3300	Z. Julie Gao, Esq. Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 42/F, Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: +852 3740 4700

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	The filing of a registration statement under the Securities Act of 1933.
☐	A tender offer
☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$277,403,471.0	$32,151.1

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $10.13 for 23,008,539 outstanding Shares of the issuer subject to the transaction (which equals to the total outstanding Shares less the Shares to be canceled without consideration) plus (b) the product of 2,107,797 Shares underlying vested options of Company multiplied by $21.03 per Share (which is the difference between (i) the average of the high and low prices per ADS of Ctrip.com International, Ltd. on January 20, 2017, as quoted on the NASDAQ Stock Market LLC, multiplied by 0.4833, being the Vested Award Exchange Ratio as defined below and (ii) the weighted average exercise price of $0.01 per Share) ((a) and (b) together, the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Qunar Cayman Islands Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the Class A and Class B ordinary shares, par value $0.001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each representing three Class B ordinary shares of the Company that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Ocean Management Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) Ocean Management Merger Sub Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands that is wholly owned by Parent (“Merger Sub”); (d) Ocean Management Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ocean Management”), and (e) Ctrip.com International, Ltd. (“Ctrip”), an exempted company with limited liability incorporated under the laws of the Cayman Islands. Ctrip, together with the following persons are collectively referred to herein as the “Rollover Shareholders”: (i) Momentum Strategic Holdings, L.P. (“Momentum”), an exempted limited partnership registered in the Cayman Islands; (ii) M Strat Holdings, L.P. (“M Strat”), an exempted limited partnership registered in the Cayman Islands; (iii) Earthly Paradise Investment Fund L.P. (“Earthly Paradise”), an exempted limited partnership registered in the Cayman Islands; (iv) Seavour Investment Limited (“Seavour”), a limited company incorporated under the laws of the Republic of Seychelles; (v) Shuofeng Holdings Limited (“Shuofeng”), a limited liability company incorporated under the laws of the British Virgin Islands; (vi) Richbright Investment Limited (“Richbright”), a limited liability company incorporated under the laws of the British Virgin Islands; and (vii) Eagle Limited (“Eagle”), a limited company organized under the laws of the British Virgin Islands. Parent, Merger Sub, Ocean Management and the Rollover Shareholders are collectively referred to herein as the “Buyer Group.”

On October 19, 2016, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “merger agreement”) which included a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the merger agreement (the “plan of merger”). If the merger agreement and the plan of merger are approved and authorized by the Company’s shareholders and the other conditions to the closing of the merger (as described below) are met, Merger Sub will merge with and into the Company (the “merger”) in accordance with the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands (the “Cayman Islands Companies Law”), with the Company continuing as the surviving company resulting from the merger.

Under the terms of the merger agreement, at the effective time of the merger (the “Effective Time”), each (a) issued and outstanding Share, other than (i) Shares beneficially owned by each Rollover Shareholder (such Shares collectively, the “Rollover Shares”), (ii) Shares held by Parent, the Company, or any of their subsidiaries, (iii) Shares (including ADSs representing such Shares) held by the ADS depositary (as defined below) and reserved for issuance and allocation pursuant to the Share Incentive Plans (as defined below) (Shares described under (i) through (iii) above are collectively referred to herein as the “Excluded Shares”), (iv) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their rights to dissent in accordance with Section 238 of the Cayman Islands Companies Law (the “Dissenting Shares”) and (v) Shares represented by ADSs, will be canceled and cease to exist in exchange for the right to receive $10.13 in cash without interest, and (b) issued and outstanding ADS together with the Shares underlying such ADSs (other than any ADS representing Excluded Shares) will be canceled in exchange for the right to receive $30.39 in cash per ADS without interest (less $0.05 per ADS cancelation fees pursuant to the terms of the deposit agreement, dated as of October 31, 2013, by and among the Company, Deutsche Bank Trust Company Americas, (the “ADS depositary”) and the holders and beneficial owners from time to time of ADSs issued thereunder). The Excluded Shares and ADSs representing such Excluded Shares will be canceled and cease to exist for no consideration.

The Dissenting Shares will be canceled and each holder thereof will be entitled to receive only the payment of the fair value of such Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Law.

In addition, at the Effective Time, the Company will (i) terminate the Company’s 2015 Share Incentive Plan and the 2007 Share Incentive Plan (together, the “Share Incentive Plans”), and any relevant award agreements applicable to the Share Incentive Plans, and (ii) cancel each option to purchase Shares (“Company Option”) that is outstanding and unexercised, whether or not vested or exercisable.

At the Effective Time, each outstanding vested Company Option granted under the Company’s Share Incentive Plans shall be canceled in exchange for the number of American depositary shares of Ctrip (“Ctrip ADSs”) calculated by multiplying (A) the number of Shares underlying the vested Company Options, by (B) 0.4833, being a ratio that ensures equivalent economic value for the vested Company Options (calculated in good faith in compliance with the relevant award agreement with the holder of the vested Company Options and the Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards between the Company and Ctrip, dated as of December 9, 2015) (the “Vested Award Exchange Ratio”), against the payment by the holder of the vested Company Options of the full amount of exercise price payable with respect to the vested Company Options.

At the Effective Time, each outstanding unvested Company Option granted under the Share Incentive Plans shall be canceled in exchange for an option of Ctrip to purchase ordinary shares, par value $0.01, of Ctrip (the “Converted Option”). Each Converted Option, upon exercise, will entitle the holder to the number of ordinary shares of Ctrip calculated by multiplying (A) the number of Shares underlying the unvested Company Options, by (B) the Vested Award Exchange Ratio divided by eight, at an exercise price and a vesting schedule to be determined by Ctrip so as to ensure equivalent economic value with the unvested Company Options.

Under the terms of the support agreement entered into by and among Parent, the Company and the Rollover Shareholders (the “Support Agreement”), concurrently with the execution and delivery of the merger agreement, at the Effective Time, the Rollover Shares shall be canceled and cease to exist for no consideration, and Parent shall, immediately prior to the closing of the merger, issue to each Rollover Shareholder the number of ordinary shares of Parent set forth in the Support Agreement.

The merger remains subject to the satisfaction or waiver of the conditions set forth in the merger agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the merger to be completed, the merger agreement, the plan of merger and the merger must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Shares representing at least two-thirds of the voting power of the outstanding Shares entitled to vote present and voting in person or by proxy as a single class at the extraordinary general meeting of the shareholders of the Company.

The Company will make available to its shareholders a proxy statement (the “proxy statement,” a copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the merger agreement, the plan of merger and the transactions contemplated by the merger agreement and the plan of merger, including the merger. A copy of the merger agreement is attached to the proxy statement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the proxy statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offerings. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address. Qunar Cayman Islands Limited is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)(1)	Material Terms. Not applicable.

(a)(2)	Material Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised)—Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Support Agreement”

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose of and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Earnings”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—PRC Tax Consequences”

•	“Special Factors—Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

(f)	Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

(c)	Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Fees and Expenses”

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. Not applicable.

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“Transactions in the Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Summary Term Sheet—Support Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and Our Board of Directors”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—Our Board of Directors’ Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2014 and 2015 incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2015, filed on April 14, 2016 (see page F-1 and following pages). The unaudited consolidated financial statements of the Company for the six-month periods ended June 30, 2015 and June 30, 2016 are incorporated herein by reference to the Company’s 2016 second quarter earnings release furnished on Form 6-K on September 1, 2016.

The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company dated January 24, 2017 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(4)	Depositary’s Notice, incorporated herein by reference to Annex G to the proxy statement.

(a)-(5)	ADS Voting Instructions Card, incorporated herein by reference to Annex H to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated October 19, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 19, 2016.

(b)-(1)*	Equity Commitment Letter, dated as of October 19, 2016 by and between Ocean Management and Parent.

(c)-(1)	Opinion of Duff & Phelps, LLC dated October 19, 2016, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated October 19, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of October 19, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Limited Guarantee, dated as of October 19, 2016, by Ctrip in favor of the Company incorporated herein by reference to Exhibit E to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(d)-(3)	Limited Guarantee, dated as of October 19, 2016, by Ocean Management in favor of the Company incorporated herein by reference to Annex E to the proxy statement.

(d)-(4)	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards, dated as of December 9, 2015, between the Company and Ctrip, incorporated herein by reference to Exhibit 4.15 to the Company’s annual report on Form 20-F filed with the SEC on April 14, 2016.

(d)-(5)	Consortium Agreement, dated as of October 19, 2016, between Ocean Management and Ctrip, incorporated herein by reference to Exhibit C to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(d)-(6)	Support Agreement, dated as of October 19, 2016, by and among Parent, the Company and the Rollover Shareholders incorporated herein by reference to Exhibit D to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2017

Qunar Cayman Islands Limited

By:	/s/ Jimmy Lai
Name: Jimmy Lai
Title: Chairman of the Special Committee

Ocean Management Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

Ocean Management Holdings Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

Ocean Management Merger Sub Limited

By:	/s/ Tianyi Jiang
Name: Tianyi Jiang
Title: Director

Ctrip.com International, Ltd.

By:	/s/ Xiaofan Wang
Name: Xiaofan Wang
Title: Chief Financial Officer

Exhibit Index

(a)-(1)	Proxy Statement of the Company dated January 24, 2017 (the “proxy statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)	Proxy Card, incorporated herein by reference to Annex F to the proxy statement.

(a)-(4)	Depositary’s Notice, incorporated herein by reference to Annex G to the proxy statement.

(a)-(5)	ADS Voting Instructions Card, incorporated herein by reference to Annex H to the proxy statement.

(a)-(6)	Press Release issued by the Company, dated October 19, 2016, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on October 19, 2016.

(b)-(1)*	Equity Commitment Letter, dated as of October 19, 2016 by and between Ocean Management and Parent.

(c)-(1)	Opinion of Duff & Phelps, LLC dated October 19, 2016, incorporated herein by reference to Annex B to the proxy statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the special committee of the board of directors of the Company, dated October 19, 2016.

(d)-(1)	Agreement and Plan of Merger, dated as of October 19, 2016, by and among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)	Limited Guarantee, dated as of October 19, 2016, by Ctrip in favor of the Company incorporated herein by reference to Exhibit E to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(d)-(3)	Limited Guarantee, dated as of October 19, 2016, by Ocean Management in favor of the Company incorporated herein by reference to Annex E to the proxy statement.

(d)-(4)	Framework Agreement for Treatment of Qunar Employee Shares and Equity Awards, dated as of December 9, 2015, between the Company and Ctrip, incorporated herein by reference to Exhibit 4.15 to the Company’s annual report on Form 20-F filed with the SEC on April 14, 2016.

(d)-(5)	Consortium Agreement, dated as of October 19, 2016, between Ocean Management and Ctrip, incorporated herein by reference to Exhibit C to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(d)-(6)	Support Agreement, dated as of October 19, 2016, by and among Parent, the Company and the Rollover Shareholders incorporated herein by reference to Exhibit D to the Schedule 13D/A filed by Ctrip with the SEC on October 21, 2016.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.

(g)	Not applicable.

*	Previously filed.